Exhibit 99.1

Allego N.V. Announces Voluntarily Delisting from the New York Stock Exchange

PARIS & ARNHEM, Netherlands Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading provider of electric vehicle charging solutions, today announced that it has commenced the process to voluntarily delist its ordinary shares (the “Shares”) from the New York Stock Exchange (“NYSE”) following the completion of the previously announced tender offer by Madeleine Charging B.V., Allego’s majority shareholder.

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2024, relating to the delisting of the Shares, in accordance with Rule 12d2-2 promulgated under the Securities Exchange Act of 1934, as amended, which delisting is expected to take effect ten days thereafter. As a result, the Company expects that the last trading day of the Shares on the NYSE will be on or about August 22, 2024. The Company has notified the NYSE of its intention to voluntarily delist the Shares.

About Allego

Allego is a leading electric vehicle charging solutions provider dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including Allamo and EV Cloud platforms. With a network of 35,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving daily to make charging accessible, sustainable, and enjoyable for all.

For reference you’ll find all releases here: https://ir.allego.eu/events-publications/press-releases

Contacts

Investors:

investors@allego.eu

Media

press@allego.eu